Correspondence

April 3, 2011

Mr.  Jim B. Rosenberg
Mr. Donald Abbott
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capsalus Corp. Form 10-Q for the quarterly period ended September 30, 2010 File Number: 333-146744

Dear Messrs. Rosenberg and Abbott:

Per our discussion via phone conference on March 21, 2011, the following is a plan to amend the valuation and related disclosures related to the acquisition of White Hat during our second quarter in fiscal 2010.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements
Note 7. Acquisition, Page 9

1.	Please refer to your response to prior comment two and address the following:

a.
Tell us the specific guidance in GAAP that refers to valuing the acquisition based on fair value of the assets acquired and liabilities assumed at the acquisition date instead of the fair value of the consideration transferred in the business combination as contemplated in ASC 805-30-30-7. Specifically address why your stock being thinly traded and the potential goodwill impairment is a basis for using the fair value of the assets acquired and liabilities assumed at the acquisition date.

We intend to file in our 10K an explanatory footnote and correction to the valuation to properly use the trading price of $0.07 per share as the basis for valuation of the transaction. This will result in the recording of a large goodwill asset as of the acquisition date. This asset will be tested for impairment as of December 31, 2010.

b.	Explain to us why you would believe that you would have been required to immediately impair goodwill if you had used the fair value of your common stock on the acquisition date.

Upon review of our approach, we do not feel that the goodwill would be immediately impaired. We will test goodwill for impairment as of December 31, 2010 and record an impairment if appropriate given the latest data and information available.

2.	We intend to calculate and record a contingent consideration liability on our balance sheet related to the potential 33 million additional shares to be issued under the purchase agreement terms.

3.
We believe that a transparent and comprehensive disclosure related to this transaction in our 10K will be adequate for the readers of our financial statements. In addition, we do not believe that the filing of amended 10Q’s for the second and third quarter of fiscal 2010 will provide additional beneficial information beyond a 10K disclosure.

Capsalus Corp. acknowledges that:

           •           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

           •           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           •           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick G. Sheridan

Patrick G. Sheridan
Chief Financial Officer